Exhibit 2.5

FOURTH AMENDMENT TO MEMBERSHIP INTEREST PURCHASE AGREEMENT

THIS FOURTH AMENDMENT TO MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Amendment”) is entered into effective as of August 18, 2020, by and between DREAM FINDERS HOLDINGS LLC, a Florida limited liability company (“Purchaser”), and H&H CONSTRUCTORS, INC., a North Carolina corporation (“Seller”).

Recitals

A.  Seller and Purchaser are parties to that certain Membership Interest Purchase Agreement dated January 29, 2020, as amended by that certain First Amendment to Membership Interest Purchase Agreement dated March 17, 2020, that certain Second Amendment to Membership Interest Purchase Agreement dated April 30, 2020, and as further amended by that certain Third Amendment to Membership Interest Purchase Agreement dated June 30, 2020 (collectively, the “Agreement”), for the purchase and sale of the Membership Interests. Unless otherwise defined herein, capitalized terms shall have the meaning assigned to them in the Agreement.

B.  Purchaser and Seller desire to modify certain terms of the Agreement, and the parties have agreed to execute this Amendment to reflect such modification to the Agreement.

Agreement of the Parties

NOW THEREFORE, for and in consideration of the above recitals and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties, it is agreed that:

1.    Incorporation of Recitals.  The recitals set forth above are incorporated herein by reference as if set forth fully herein.

2.      Purchase Price; Charleston Operations Charge Escrow. Section 2.03 of the Agreement is hereby amended and restated in its entirety to read as follows:

The aggregate purchase price (the “Purchase Price”) which Purchaser shall pay to Seller for all of the Membership Interests owned by Seller shall be equal to the sum of: (i) $ (the “Cash Payment”); plus (ii) the Earn Out. For the avoidance of doubt the Cash Payment paid at Closing will (i) be calculated as One Hundred Ten Percent (110%) multiplied by the Company’s book equity as shown on the Company’s most recent month-end balance sheet as of the Closing Date, and (ii) will be adjusted post Closing to make it equal to One Hundred Ten Percent (110%) multiplied by the Book Equity Value as provided in Section 2.05.

See Exhibit 2.03 for an illustrative calculation of the Cash Payment.

One Hundred Thousand Dollars ($100,000.00) of the Cash Payment shall be held by Escrow Agent (the “Charleston Operations Charge Fund”) until such time as the Charleston Operations Charge is actually calculated but in no event later than 90 days after the Closing Date. Thereafter, Escrow Agent shall disburse from the Charleston Operations Charge Fund an amount equal to the Charleston Operations Charge to Purchaser and the balance, if any, to Seller. To the extent the Charleston Operations Charge exceeds One Hundred Thousand Dollars ($100,000.00), such excess shall be deducted from the Earn Out.

3.    Post Closing Adjustment to Purchase Price. Section 2.05 of the Agreement is hereby amended and restated in its entirety to read as follows:

“The Company will calculate the Book Equity Value of the Company within ninety (90) days following the Closing Date. At that time the following adjustment to the Purchase Price will be made (the “Post Closing Adjustment Payment”) as follows:

If the Cash Payment is less than One Hundred Ten Percent (110%) multiplied by the Book Equity Value, the Purchaser shall make a cash payment to the Seller equal to the difference between One Hundred Ten Percent (110%) multiplied by the Book Equity Value and the Cash Payment no later than ninety (90) days post-Closing Date;

If the Cash Payment exceeds One Hundred Ten Percent (110%) multiplied by the Book Equity Value, the Seller shall make a cash payment to the Purchaser equal to the difference between the Cash Payment and One Hundred Ten Percent (110%) multiplied by the Book Equity Value.

(a) Each Earn Out Payment will be in an amount up to twenty percent (20%) of the Company’s Pre-Tax Income for the Earn Out Year preceding each Earn Out Payment.

(b) Notwithstanding any provision herein to the contrary, the Earn Out will be reduced by the sum of (A) reduced or increased by the surplus or deficiency in the Company’s Warranty Reserve, plus (B) any Pre-Tax Income Distributions to Seller made after the Closing Date, and plus (C) any balance due Purchaser resulting from deficiency in funds in the Charleston Operating Charge Escrow as described in section 2.03 above.

(c) Notwithstanding any terms herein to the contrary Purchaser will deduct amounts due for the Earn Out Deductions from each Earn Out Payment until the Earn Out Deductions are paid in full. Upon payment in full of the Earn Out Deductions remaining Earn Out Payments will be paid to Seller as provided herein.

(d) Purchaser will ensure that all financial statements prepared by or for the Company post-Closing will be in conformity to GAAP.

(e) Purchaser will provide Seller with the Company’s annual financial statements beginning with the period ending December 31, 2020 and continuing through December 31, 2024.

(f) Purchaser’s failure to pay any Earn Out Payment when due is a default under this Agreement entitling the Seller to seek any available remedies at law or equity, together with the recovery of all costs and fees, including attorney’s fees.

The provisions of this Section 2.05 shall survive the Closing.

4.    Mortgage Lender Consent. Subsections (c) and (d) of Section 2.07 of the Agreement are hereby amended and restated in their entirety to read as follows:

(c)
In the event one or more of the Mortgage Lenders refuse to release one or more members of the Huff Entities from guaranty’s or refuse to release real or personal property owned by one or more members of the Huff Entities and held by a Mortgage Lender as security for Company obligations due a Mortgage Lender, Seller may, at its option and in its sole discretion, elect to proceed with the Closing, in which event, Purchaser on or before the Closing Date will:

1.
Execute an indemnification and hold harmless agreement (the “Indemnification”) by the terms of which Purchaser shall indemnify and hold harmless the Huff Entities from any claims, loss, demands for payment arising from any Huff Entity obligation to pay or guaranty of any Company obligation to any Mortgage Lender. The Indemnification Agreement will be in form and substance mutually acceptable to Purchase and Seller;

2.	Secure the Indemnification Agreement by bond or other security acceptable to Seller;

3.
On or before the Closing Date take such action as is reasonably required to obtain the release of any guaranty of Company obligation to any Mortgage Lender by any member of the Huff Entities and the release of any real or personal property owned by any member of the Huff Entities and held by any Mortgage Lender as security for any Company obligation due to such Mortgage Lender.

(d)
The failure of Purchaser to obtain the release by each Mortgage Lender of the Huff Entity guarantors and the release of any real or personal property owned by any of the Huff Entities and held as security by any Mortgage Lender for any Company obligations by twelve (12) months following the Closing Date will constitute a breach of this Agreement and of Purchasers obligations herein entitling Seller to such relief as is available pursuant to the terms of the Agreement.

5.    Seller’s Representations and Warranties. Subsection (b)(xx) of Section 10.01 of the Agreement is hereby amended and restated in its entirety to read as follows:

(xx)
Except for ORE Advisory LLC, there are no investment bankers, brokers, finders or other intermediaries that have been retained by or are authorized to act on behalf of Seller or are entitled to any fee or commission in connection with the transactions contemplated hereby.

6.    Effect of Amendment.  Except as modified in this Amendment, there are no changes to the Agreement, and the Agreement as herein modified remains in full force and effect as of the date hereof and is hereby ratified by the parties in all respects. The execution, delivery and effectiveness of this Amendment shall not operate as a waiver of any right, power or remedy of either party for any default under the Agreement, nor constitute a waiver of any provision of the Agreement. In the event of a conflict between the Agreement and this Amendment, the terms of this Amendment shall control.

7.    Counterparts.  This Amendment may be executed by the parties hereto individually or in combination or in one or more counterparts, each of which shall be an original, and all of which shall constitute one and the same instrument. Scanned and emailed or facsimile signatures shall be deemed original and binding on the parties.

Seller and Purchaser have executed this Amendment as of the date set forth above.

PURCHASER:

DREAM FINDERS HOLDINGS LLC, a Florida limited liability company

By:	/s/ Patrick O. Zalupski
Name:	Patrick O. Zalupski
Title:	Chief Executive Officer

SELLER:

H&H CONSTRUCTORS, INC., a North Carolina corporation

By:	/s/ D. Ralph Huff III
Name:	D. Ralph Huff III
Title:	Chief Executive Officer